DENTONIA RESOURCES LTD
TSX-V : DTA
Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

October 11, 2006

File #82-627

06017842

Securities & Exchange Commission
Office of International Corporate Financ
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated October 11, 2006

Enclosed is a copy of our News Release dated October 11, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

PROCESSED
NOV 01 2006
THOMSON FINANCIAL

RECEIVED
2006 OCT 25 A 9:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Adolf A. Petancic
President

Enclosure

dlw 10/31

DENTONIA RESOURCES LTD
TSX-V : DTA
Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

October 11, 2006 For Immediate Release

**DRILLING COMMENCED AT THOMLINSON CREEK MOLYBDENUM PROSPECT, NEAR HAZELTON, CENTRAL B.C.**

Further to Dentonia's news release of September 12, 2006, the commencement of drilling at the Thomlinson Creek Molybdenum prospect was delayed to October 10, 2006, currently in progress.

For details of the prospect please refer to the September 12, 2006 news release available on our website: www.dentonia.net and on SEDAR.

**DENTONIA RESOURCES LTD.**

*"Adolf A. Petancic"*

Adolf A. Petancic
President

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.*